Via Facsimile and U.S. Mail
Mail Stop 4720

April 7, 2010

Keith R. Ruck
Vice President of Finance and
Chief Financial Officer
Lannett Company, Inc.
9000 State Road
Philadelphia, PA 19136

Re: Lannett Company, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2009
Filed September 28, 2009
File Number: 001-31298

Dear Mr. Ruck:

        We have completed our review of your Form 10-K and have no further
comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief